July 16, 2019

Via EDGAR and E-mail

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Paul Fischer, Staff Attorney

Re:                             Monitronics International, Inc.

Registration Statement on Form S-4

Filed May 28, 2019

File No. 333-231771

Ladies and Gentlemen:

This letter contains the response of Monitronics International, Inc. (“Monitronics”) to the comment (the “Comment”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 11, 2019 (the “Comment Letter”), regarding the Registration Statement on Form S-4 initially filed by Monitronics with the Commission on May 28, 2019 (the “S-4”). Monitronics is respectfully submitting the response below to the Comment in connection with its filing of Amendment No. 1 to the S-4 (“Amendment No. 1”) with the Commission on the date hereof.

For your convenience, the Staff’s Comment, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with Monitronics’ response set out immediately underneath the Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the S-4.

Form S-4 filed May 28, 2019

1.                                      Please revise your Form S-4 to reflect the voluntary delisting of the Ascent Capital Series A common shares from the Nasdaq prior to the offering of the Monitronics shares, as referenced in your July 8, 2019 response. Please also revise to indicate your expectation that the Series A shares will subsequently be quoted on the OTCQB in the interim period leading up to the completion of the merger contemplated by the registration statement.

Response:                                        The S-4 has been revised as requested.  Please see the cover page of the proxy statement/prospectus and pages 17, 53 and 144 of Amendment No. 1.  We note that Ascent Capital expects that its Series A common stock and Series B common stock will continue to be quoted on OTC Markets in the interim period leading up to the completion of the merger contemplated by the S-4.   On July 11, 2019, following Ascent Capital’s announcement that its Series A common stock would be suspended from trading on NASDAQ at the open of business on July 12, 2019, Ascent Capital was notified by OTC Markets that its Series A common stock and Series B common stock would be quoted on the OTC Pink tier of OTC Markets beginning on July 12, 2019.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 972-243-7443, or to Adorys Velazquez, Baker Botts L.L.P., at 212-408-2523.

Very truly yours,

Monitronics International, Inc.

By:	/s/ Fred A. Graffam III
Fred A. Graffam III
Senior Vice President and Chief Financial Officer

cc:                                Adorys Velazquez (Baker Botts L.L.P.)

David Miller (Latham & Watkins LLP)